Bidafi, Inc.

Statements of Comprehensive Income

(Unaudited)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Revenue	$ -	$ -
Expenses:		
Advertising and promotion	-	45
Web Development	79	2,363
Web Hosting	60	60
Office supplies	190	-
Investment Consultant	5,000	-
Total expenses	5,329	2,469
Net loss	$ (5,329)	$ (2,469)